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February 26, 2010

Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

ATTN: Document Control - EDGAR

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
RE:   RiverSource Government Money Market Fund, Inc.                 Post-Effective Amendment No. 47
          (fka Seligman Cash Management Fund, Inc.)                  File No. 2-56805/811-02650
                                                                     Accession No. 0000950123-10-001381

      Seligman Capital Fund, Inc.                                    Post-Effective Amendment No. 72
                                                                     File No. 2-33566/811-01886
                                                                     Accession No. 0000950123-10-001372

      Seligman Communications and Information Fund, Inc.             Post-Effective Amendment No. 36
                                                                     File No. 2-80168/811-03596
                                                                     Accession No. 0000950123-10-001375

      Seligman Value Fund Series, Inc.                               Post-Effective Amendment No. 24
            Seligman Large-Cap Value Fund                            File No. 333-20621/811-08031
            Seligman Smaller-Cap Value Fund                          Accession No. 0000950123-10-001382

      Seligman Growth Fund, Inc.                                     Post-Effective Amendment No. 93
                                                                     File No. 2-10836/811-00229
                                                                     Accession No. 0000950123-10-001374

      Seligman LaSalle Real Estate Fund Series, Inc.                 Post-Effective Amendment No. 13
          RiverSource LaSalle Global Real Estate Fund                File No. 333-105799/811-21365
            (fka Seligman LaSalle Global Real Estate Fund)           Accession No. 0000950123-10-001373
          RiverSource LaSalle Monthly Dividend Real Estate Fund
            (fka Seligman LaSalle Monthly Dividend Real Estate
            Fund)
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Dear Ms. Mengiste:


The courtesy pdf document attached to this letter is provided pursuant to your request with respect to correspondence filed and accepted on February 24, 2010 (Accession Number: 0000950123-10-016238) in relation to the above named Funds' registration statement amendments filed on Form N-1A pursuant to Rule 485(a) of the Securities Act of 1933, as amended, on January 8, 2010.

If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-5406.

Sincerely,

/s/ Joseph L. D'Alessandro
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Joseph L. D'Alessandro
Vice President and Group Counsel

Ameriprise Financial, Inc.